                         SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             FIDELITY HOLDINGS, INC.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)


         NEVADA                                            11-3292094
--------------------------------------------------------------------------------
         (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                   Identification No.)

         80-02 KEW GARDENS ROAD, STE 5000 KEW GARDENS, NEW YORK   11415
--------------------------------------------------------------------------------
         (Address of principal executive offices)                (Zip Code)

Issuer's telephone number,                                      718-520-6500
-----------------------------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered

         -------------------                    ------------------------------

         -------------------                    ------------------------------





Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------

                                (Title of class)



                                                 TABLE OF CONTENTS

PART I

Item 1.  Description of Business..................................................................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation...............................................11

Item 3.  Description of  Property................................................................................13

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................14

Item 5.  Directors, Executive Officers, Promoters and Control Persons............................................16

Item 6.  Executive Compensation..................................................................................22

Item 7.  Certain Relationships and Related Transactions..........................................................23

Item 8.  Description of Securities...............................................................................25

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other

             Shareholder Matters.................................................................................27

Item 2.  Legal Proceedings.......................................................................................27

Item 3.  Changes in and Disagreements with Accountants...........................................................28

Item 4.  Recent Sales of Unregistered Securities.................................................................28

Item 5.  Indemnification of Directors and Officers...............................................................31


Financial Statements............................................................................................F-1

Index to Exhibits.......................................................................................see exhibits


                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development
--------------------
Fidelity Holdings, Inc. (the "Company") was incorporated under the laws of the State of Nevada on November 7, 1995. The Company was initially structured as a holding company, with initial emphasis on two intended divisions: (1) the Telecommunications Division and (2) the Plastics and Utility Products Division. The Company's management moved expeditiously to establish the divisions, especially building on pre-incorporation telecommunications experience. On November 14, 1996, the Company acquired the "Armored Conduit" patents for the Plastics and Utility Products Division. On December 15, 1995, the Company entered into a Letter of Intent for the acquisition of the award-winning "Talkie" telecommunications and interactive voice response software. The Armored Conduit product required additional R&D and design engineering, whereas the Talkie product was market-ready. This, together with the proposed deregulation of the telecommunications industry, lead the Company's Management to emphasize the telecommunications division, called the "Computer Telephony and Telecommunications Division" and to defer development of the Plastics and Utility Products Division.

During the first quarter of 1996, the Company secured initial investor financing by means of an offering under Rule 504 of Regulation D promulgated by the Securities and Exchange Commission as an exemption under the Securities Act of 1933. Substantially all of the proceeds of that offering were directed to the Computer Telephony and Telecommunications Division. That Division established several Master Agents to market the Talkie Power Web Line Machines, one of which, Nissko Telecom, Inc., made a substantial commitment supported by immediate funding. Due to that impetus to the early growth of that Division, that Division continued to be the primary focus of the Company's business plan during most of 1996. As the year closed, however, the Company began the process of establishing a third division, an Automotive Sales Division, as it entered into a Letter of Intent to acquire the Major Automotive Group of dealerships.

Holding Company Structure
-------------------------
Fidelity Holdings, Inc. is structured as a holding company, meaning that it provides staff functions to operating subsidiaries. As a holding company, Fidelity Holdings, Inc. has no operations and no source of revenue and income; all business operations are conducted by subsidiaries, presently grouped into two divisions:
         I.  a Computer Telephony and Telecommunications Division; and
         II.  a Plastics and Utility Products Division.

A third division is in process:

         III.  Automobile Sales (dealerships)

Computer Telephony and Telecommunications Division
--------------------------------------------------

This Division is headed by a wholly-owned subsidiary, Computer Business Sciences, Inc. ("CBS"), which in turn presently has four wholly-owned (second tier) subsidiaries:
         1.  786710 (Ontario) Limited;
         2.  CBS (Israel);
         3.  Reynard Service Bureau, Inc.; and
         4.  Major Fleet & Leasing Corp.
Major Fleet & Leasing Corp. has a subsidiary, Major Acceptance Corp., for financing purposes. See Item 2. Because this Division is based upon technology acquired from 786710 (Ontario) Limited, the discussion of this Division will begin with that subsidiary, rather than the Division head, CBS, the discussion for which follows the discussion of 786710 (Ontario) Limited.

786710 (Ontario) Limited
------------------------
The central business of the Telecommunications Division derives from 786710 (Ontario) Limited ("786710"), doing business as "Info Systems". 786710 is a corporation organized under the laws of the Province of Ontario, Canada. It was owned by Dr. Zvi Barak and his wife, Sarah Barak, until April 18, 1996 when it was acquired by the Company. Under Dr. Barak's direction, 786710 had developed both the complex of telecommunications and interactive voice response modules known as "TALKIE", including "TALKIE-GLOBE" for international calling and the Talkie Power Web Line Machine system, and "BCS" - "Business Control Software", an integrated group of modules for accounting functions capable of real time use in various languages and currencies.

TALKIE is a trademarked name for an interrelated group of modules and applications of telephonic and interactive voice processing software which 786710 had marketed for several years. The group includes:

TALKIE-ATTENDANT                    automatic receptionist features, including
                                    inband signaling, dial "0" for operator, name directories, call hunting, call blocking, call screening, music or company messages while on hold, paging, personalized menus, call queuing and conversation recording

TALKIE-MAIL                         allows users to record, send, receive and
                                    retrieve voice messages from personal
                                    mailboxes

TALKIE-AUDIO                        delivers pre-recorded information in
                                    response to telephone inquiries and can
                                    serve as a talking bulletin board

TALKIE-DIAL                         places a telephone call, using a
                                    User-supplied list of telephone numbers and delivers voice information with the capability of asking questions, accepting answers, and updating the system to reflect those answers

TALKIE-QUERY                        responds to callers' inquiries using
                                    information stored in the system database

TALKIE-TRANS                        responds to caller's inquiry, accepts his
                                    order, issues the order (which can include delivery instructions) and faxes the caller a confirmation

TALKIE-AD                           permits callers to browse through
                                    pre-recorded messages ("talking
                                    classifieds") based on their search criteria

TALKIE-FORM                         permits the User to set up a questionnaire
                                    and then collects answers to pre-recorded questions

TALKIE-CONFERENCE                   permits the User to schedule a conference
                                    call and then, when the conference call is to occur, either calls the participants or permits the participants to dial in, and provides the Chairperson with various options during the conference call

TALKIE has received industry recognition and it won Computer Telephony magazines' 1994 Product of the Year Award, as well as an Editor's Choice Award. In 1996, TALKIE won Teleconnect Magazines 1996 Product of the Year Award, as well as an Editor's Choice Award. TALKIE-GLOBE, which was included in the magazine Awards, is a PC-based integrated international Call Back, Debit Card, Single Hop and Long Distance Reseller system. TALKIE-GLOBE eliminates the common callback method, where the foreign caller first calls equipment in the United States which calls him back in order to permit the call to be placed. TALKIE-GLOBE permits the foreign caller to use an in-country free line to access the multiplexing equipment, which gives him an immediate dial tone and permits him to place the call directly.

The Business Control Software ("BCS") developed by Dr. Barak is as advanced as TALKIE and TALKIE-GLOBE, having received 11 awards for software excellence from the Canadian Directory of Software. BCS is a diverse but interconnected series of powerful software modules. This full featured system includes: General Ledger, Accounts Receivable, Accounts Payable, Sales Order, Purchase Order, Inventory Control, Bills of Materials, Job Costing, and Production Control. While excellent for general accounting applications, BCS is rich in features with particular strengths for the manufacturing, distribution, import/export, pharmaceutical and food industries. For example, its sales analysis reports assist management in its decision-making process in a wide variety of areas, including: defining market trends; analyzing sales force effectiveness; determining profitability of a job, department or entire company; or geographical sales spread. One of the most advanced features of BCS is its ability to handle multiple currencies across the entire system; for example, sales purchases, and costs are maintained in the client's or vendor's currency but with reporting capability in the company's home currency or in multiple currencies with automatic posting of exchange rates. The most amazing feature of BCS, however, is its multi-lingual capability.. BCS allows simultaneous users, in real time, to run in a multi-lingual environment where each user can select a different language while accessing the common database.

Prior to the Company's acquisition of 786710, that corporation customized, installed and serviced the software packages and sold systems integrating the software into specific hardware. Upon the Company's acquisition of 786710, the Talkie Power Web Line Machine system was separated from the TALKIE system and made exclusively available to CBS. Otherwise the functions of 786710 remained the same and it has continued to sell and install the Talkie modules. Dr. Barak was employed by the Company to head an Israeli-based Research & Development "laboratory", for the improvement of TALKIE and the development of new products. In August, 1996 Dr. Barak moved to Israel and commenced the operations of a new Israeli-incorporated subsidiary, "CBS (Israel)". Moise Benedid, Dr. Barak's brother-in-law, who had previously been associated with 786710 and who had been with a company selling and installing the 786710 products, became the President of 786710.

Computer Business Sciences, Inc. ("CBS")
----------------------------------------
The Company assigned 786710 to CBS, in the Telecommunications Division, and gave exclusive control of the Talkie Power Web Line Machine system to CBS, which began establishment of an international (domestic to foreign) calling business. Following execution of the Letter of Intent with Dr. Barak and Sarah Barak in December, 1995 CBS established a "Master Agent" program. Under the program, an appointed Master Agent was given the right to sell the Talkie Power Web Line Machine system, which otherwise was not available in the market. CBS initially appointed five Master Agents. In March, 1996 CBS entered into both a Master Agent Agreement with Nissko Telecom, Inc. and an agreement for the formation of a Joint Venture to offer international calling services using the Talkie Power Web Line Machine System. Under the Agreement, Nissko Telecom, Inc. purchased an initial fifteen "Talkie Power Web Line Machines" ("Machines") for $1,887,000 ($2,787,000 if upgraded Machines) with an option to purchase up to forty-five more such Machines. "Talkie Power Web Line Machines" are hardware-software integrated PC-based units capable of offering multiple-line international call handling up to 96 channels. Nissko Telecom, Inc. formed a limited partnership, Nissko Telecom Associates, which in turn entered into the Joint Venture with CBS, called the "Nissko-CBS Joint Venture". Under the Joint Venture,

CBS arranges for the manufacture of the Machines and agrees to maintain them and sells the Machines to Nissko Telecom, Inc./Nissko Telecom Associates which in turn enters into operating agreements or partnerships with entities desiring to offer international telecommunications services to specific countries. Nissko Telecom Associates is a licensed 214 carrier.

The Joint Venture obtains, for the operating entity, the necessary link (e.g., satellite channels) between the Machine in Kew Gardens and the receiver in the destination country. Marketing and sales of the telecommunications service created is handled by the operating entity, CBS and Nissko Telecom Associates, primarily by selling large blocks of time to commercial users which need voice and data communications to the foreign country, so that utilization of the Machine is primarily in fulfillment of such block contracts. In addition, usage is increased through so-called VIP accounts for heavier usage by individuals and corporations, and also to some extent through credit cards.

Under the terms of its arrangements with most operating entities, the Joint Venture shares in the revenues derived from the usage of the Machines. In turn, the Company receives 45% of the income of the Joint Venture, giving the Company an on-going interest in the usage of the Machines, in addition to the profit derived from the initial sales of the Machines and the revenues derived by Reynard Service Bureau, Inc. from its maintenance, servicing and monitoring operations.

Currently, the basic configuration for a Machine is forty (40) channels, twenty-four (24) digital and sixteen (16) analog. Machines are built with 40 channel capability with the intent to increase the capacity as usage demands dictate. Based on the 24 digital channels, for a 30-day month each Machine creates a theoretical total of 1,036,800 minutes of which 345,600 are considered "peak time" and the balance are "off-peak". Essentially, the rendering of the telecommunications services by the operating entity requires a selling of this time availability. At the present time, under the Joint Venture Machines are in operation for the following countries:

         Korea
         Philippines (2 Machines)
         Thailand
         Venezuela
         Israel (4 Machines)
         England
         Jamaica
         Dominican Republic

Sales
-----
1996 sales for the Telecommunications Division were $3,175,528, which included $2,637,873 from the sale of Talkie Power Web Line

Machines, $537,655 from the sale of software, etc. by 786710 (Ontario) Limited (after elimination of $96,217 in intercompany sales, and $258,947 from leasing activities of Major Fleet & Leasing Corp., primarily motor vehicle leasing.

Employees
---------
As of March 3, 1997, the Telecommunications Division had 25 employees, divided as follows:
         CBS                                                   2
         786710 (Ontario) Limited                              7
         CBS Israel                                            3
         Reynard Service Bureau                               10
         Major Fleet & Leasing Corp.                           3

Competition
-----------
The telecommunications business is highly competitive. In addition to major service providers, such as AT&T, MCI and Sprint, there are numerous smaller providers which are developing their own networks. There are also many resellers, which although not having any equipment, provide service through agreements with providers. While the Company's Telecommunications Division is focused in the international calling market, that is also a highly competitive market. As a result of the recent international agreement opening many markets which are currently state monopolies the competition will intensify. The Company's Talkie Power Web Line Machine system permits the Company to offer a system which operates at relatively low costs since the cost of the more common switches is avoided by the Talkie technology. The Company believes that for the foreseeable future it will continue to sell Talkie Power Web Line Machines as the cost for the Machines and their operating costs are still sufficiently low to permit service providers to offer international telecommunications services at competitive prices. Furthermore, the Joint Venture is not in the standard telecommunications market, as it focuses its marketing primarily on large users, especially those who will purchase large blocks of time so that utilization is primarily fulfillment of such contracts.

Reynard Service Bureau, Inc.
----------------------------
CBS formed "Reynard Service Bureau, Inc." to handle its responsibilities under the Master Agent agreements to install, debug, maintain and service the Machines for the operating entities. All Machines are installed at the Company's location in Kew Gardens, New York where they are monitored 24 hours a day. It is the responsibility of the operating entity to make all arrangements in the destination country. Reynard Service Bureau, Inc. receives a fee, consisting of a flat fee charge and a volume usage charge, as compensation for its services.

In addition, Reynard Service Bureau performs other functions for the various subsidiaries. For example, it provides services for 786710's installations where the customer requests on-going service. In addition, it implements the changes, whether final or Beta testing, developed by the R&D operations of CBS Israel.

CBS has assigned all telecommunications Customer Service responsibilities to Reynard Service Bureau, Inc.

Major Fleet & Leasing Corp.
---------------------------
In order to provide 786710 with a source of internal financing to offer to potential customers, the Company acquired Major Fleet & Leasing Corp. ("Major Fleet") as of September 30, 1996. Major Fleet & Leasing Corp. was owned by Bruce Bendell, the Company's Chairman of the Board, and his brother, Harold Bendell, and was affiliated with the Major Automotive Group, based on Northern Boulevard in Long Island City, New York. (See "Major Automotive Group" in Item 2 below) The acquisition was a stock-for-stock exchange or a so-called "B Reorganization". In exchange for 100% of the outstanding shares of Major Fleet & Leasing Corp. the Bendells received 250,000 shares of the Company's Preferred Stock, designated as the 1996-Major Series. See Item 8.

Established in 1985, Major Fleet has been engaged in the leasing of automotive vehicles. Accordingly, Major Fleet has well established credit lines and a business "track record" for its leasing operations. The Company is developing separate financing lines under Major Fleet to provide the required financing to the Joint Venture in connection with the sale of Machines. At the same time, Major Fleet will continue with its established business of leasing motor vehicles under the experienced management of the Bendells. To expand the available credit lines so as to service the leasing and/or financing of Talkie Power Web Line Machines, Major Fleet & Leasing Corp. has established a subsidiary called "Major Acceptance Corp., a Florida corporation, which is engaged in a private offering of debentures to raise up to $4,500,000 for leasing and financing purposes. See Item 2.

CBS Israel
----------
CBS (Israel) has established an R&D facility at Rannanna, Israel. Headed by Dr. Barak, the facility employs a receptionist/secretary and a programmer. This subsidiary provides R&D functions to (1) improve the existing software, including especially Talkie and to adapt such software to changing PC environments, (2) to expand the current software, and (3) to develop new products and applications.


Plastics and Utility Products Division
--------------------------------------
The Company's original business plan emphasized the Computer Telephony and Telecommunications Division; as noted above, the proceeds from the Company's initial financing were intended primarily to support that Division. Furthermore, as discussed below, during 1996 the Division's basic product line, "Armored Conduit", was the subject of substantial disputes and, ultimately, litigation. Accordingly the Plastics and Utility Products Division was not developed in 1996. The Company anticipates seeking financing in the near term to support development of this Division.

Immediately following its organization, the Company entered into an Agreement with Progressive Polymerics, Inc. and its subsidiary, Progressive Polymerics International, Inc. (collectively "PPYM") to acquire two patents covering "Armored Conduit":
     Date of Issue                               Patent Number
     -------------                               -------------
     June 8, 1993                                5,217,667
     May 17, 1994                                5,312,658

"Armored Conduit" is the name that was given by PPYM to its conduit system. Electric distribution lines are often run through conduits buried in the ground, usually in the street. This has increasingly become the common way of delivering electric service in new subdivisions, but many major cities, such as New York City, have utilized this method for many years. Originally, conduit was made from creosoted wood or so-called "Transite" asbestos-concrete pipe. Today, the standard conduit is made from PVC duct, which is installed and then encased in concrete poured in place, or cement or concrete tubing, or metal tubing. Each of these types has its own problems. For example, PVC becomes brittle and inflexible in cold weather, binds the electric wire if there is a short (fire, heat), and is required to be encased in concrete which must be properly placed around it. Once in place, the entire "system" must be removed if there is a problem. The "Armored Conduit" system is assembled in the field from pre-fabricated pieces, each consisting of a pre-formed plastic shell which is filled with a pourable cement, with male-to-male extensions, joined in an end-to-end fashion with couplings or connectors. The pieces have a rectangular exterior, with linear ribs, a square exterior cross section, and a tubular interior. The linear ribs permit the conduit to be interlocked when stacked for storage or shipment, while increasing its structural strength. The "Armored Conduit" is approximately 30% lighter than standard concrete conduit, yet it has a high strength to weight ratio that exceeds the physical property requirements of standard conduit.

Under the original acquisition agreement, the Company agreed to pay a cash purchase price of $500,000 payable in fifty-six quarterly installments, an initial minimum royalty, and an on-going royalty equal to the greater of 5% of the manufactured cost of the product or 2% of gross sales net of returns and allowances. Subsequent to the acquisition, as the Company began R&D, a dispute developed with PPYM, and, when negotiations proved unfruitful, the Company filed a suit to rescind the acquisition. The dispute was resolved in October, 1996 when the Company and PPYM executed an amended agreement which settlement was filed in the court to terminate the Company's suit. Under the amended agreement, the minimum royalty was eliminated, the on-going royalty was retained, and the cash purchase price was amended to a cash purchase price of $100,000 and the issuance of eighty thousand Units of the Company's securities.

Each Unit consists of two (2) shares of the Company's Common Stock and two (2) Warrants exercisable for one year, each Warrant being for the purchase of one
(1) share of the Company's Common Stock at an exercise price of $3.125 per share. The Company has an option, exercisable for one year, to redeem 80,000 of the 160,000 shares issued at a redemption price of $2.50.

During 1996, despite the on-going renegotiation involving the Armored Conduit transaction, the Company retained Mr. Ronald K. Premo, a plastics industry consultant, to determine the necessary R&D required to complete the product to the production stage, to determine the product mix which would be required for a test installation, to determine alternative plastics usable for the shell, to provide liaison with the mold builder, the injection molder and the blow molder, and to establish an initial budget for the initiation of the Plastics Division.

Since its organization the Company has sought other plastics products which would enhance the Division. As noted above, the Company retained an experienced consultant in the plastics industry, Mr. Ronald K. Premo, to search out and analyze potential opportunities. At the same time, various products to which the Company had originally obtained certain rights were terminated as not offering sufficient market volume to justify the development risks. The Company, with Mr. Premo, formed a wholly-owned subsidiary, called "Premo-Plast, Inc." to operate the Plastics and Utility Products Division. The Division was activated on January 1, 1997 with the employment of Mr. Premo. In January, the Division acquired a Patent Pending relating to a method for assembling and installing hydrotherapy fixtures for hot tubs, spas and pools, developed by Mr. John Pinciaro. The fixture line constitutes an integrated system which can consist of some 20 to 30 parts, including air and water nozzles and light fixtures, in various sizes and configurations, together with related controls. For example, nozzles which are fixed, adjustable, or spin are available in various sizes. The Patent Pending relates to the method of assembling the components and then installing them in the hot tub, spa or pool wall. As part of the acquisition, Premo-Plast, Inc. employed Mr. Pinciaro to oversee a new subsidiary to-be-formed ("NEWCO") which will complete the development of the product line, produce it, and market it.



Sales
-----
Since the Plastics Division was not operational in 1996, it had no sales.

Employees
---------
During 1996 the Plastics Division had no employees. As of March 3, 1997 the Division has two employees, Mr. Premo and Mr. Pinciaro.

Competition
-----------
The "Armored Conduit" will face competition from the established methods: PVC duct encased in concrete poured at the site and concrete conduit. While the Armored Conduit product offers advantages over both current methods, it must pass rigorous testing by utilities which are unlikely to shift from current methods without confidence in the Armored Conduit product. Accordingly it should be anticipated that a substantial effort will have to be made in order to secure a market share. However, once accepted by major utilities, the market should become easier and once established as an accepted method the product will have the advantage of being an established method.

The hydrotherapy spa products are not new or unique, as such, as water and air nozzles and lighting fixtures are currently available. What is new is the method of assembly and attachment to the spa, hot tub or pool. The Company believes that the ease of assembly and the time saved in installation will provide the Company's products with a profitable market share.

Premo-Plast, Inc.
-----------------
Premo-Plast, Inc. is both the head of the Plastics and Utility Products Division and an operating company. As an operating company, Premo-Plast, Inc. is responsible for the development of the Armored Conduit. As the head of the Division, Premo-Plast, Inc. will supervise the development, production and marketing of the hydrotherapy spa products by NEWCO.

Premo-Plast, Inc. must complete the development of the Armored Conduit, begun by the prior owner. The process of determining the current status of the product and understanding the development of the product to date has begun. Upon completion of that, it is anticipated that the product will go through a mechanical design phase which will lead to a modification of existing tooling, as required, to enable the company to produce sufficient actual product to solicit sales and permit the completion of testing by the various potential customers. A major emphasis will be on the determination of the plastic used for the shell, in order to meet test specifications, and a determination of the best cement mixture for both production and field use.

NEWCO
-----
The subsidiary to complete the development of, produce and market the hydrotherapy fixtures has not yet been formed. It is expected that upon formation the initial operation will be research on the possible modification of the existing components to permit the most effective production of the components. In addition, there will be a determination of the initial components to make up the starting product line. Limited production will follow, with field testing and any required modifications prior to commencement of full production.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

1996 was a formative year in which the Company experienced rapid growth, based upon the foundation laid in late 1995 following the Company's incorporation. On November 14, 1995 the Company purchased two patents for the "Armored Conduit". On December 15, the Company entered into a Letter of Intent to acquire 786710 (Ontario) Limited, which owned various software, including especially "Talkie". These transactions placed the Company in the position of needing the cash to exploit the acquisitions. However, because the Armored Conduit required additional R&D and design engineering, because the transaction in which the Armored Conduit patents were acquired was under re-negotiation, because the 786710 software was market-ready, and because of the then proposed deregulation of the telecommunications industry, the Company decided to focus on its Telecommunications Division.

On or about February 6, 1996 the Company commenced an offering pursuant to Rule 504 of Regulation D. The offering was of 20,000 Units at $5.00 per Unit, each Unit consisting of 2 shares of Common Stock and 23 Common Stock Purchase Warrants exercisable at $1.95 each. Oversubscribed, the offering closed on March 6, 1996, providing the Company with $100,000 for the sale of the Units, intended primarily for the Telecommunications Division.

Concurrently, the Company began negotiations with a group of investors for their financial support of the Telecommunications Division and the acquisition of 786710 (Ontario) Limited. Agreement was reached on March 25, 1996 and on March 27, 1996 the investors (Nissko Telecom, Inc., see Item 1, "Description of Business") made an initial deposit of $629,000.

The combination of the closing of the Rule 504 offering and the deposit by Nissko Telecom, Inc. provided the Company with the financing needed to close the acquisition of 786710 (Ontario) Limited. Agreement was reached on April 18, 1996 subject to certain conditions subsequently met in May.

Some of the Common Stock Purchase Warrants issued in the Rule 504 offering were exercised during the second quarter, providing the Company with an additional $179,400. The remaining Warrants, scheduled to expire on July 31, 1996, were extended and all the Warrants were exercised by September 30, 1996. Overall, the exercise of the 460,000 Warrants provided the Company with an additional $897,000 which gave it the liquidity required for the balance of 1996. At the end of 1996, the Company had cash of $574,486 which taken together with collection of accounts receivable and continuing operations is sufficient for 1997.

The Company believes that the Telecommunications Division and the (Nissko) Joint Venture will continue to grow, despite the potential for increased international calling competition. The Joint Venture will continue to grow by concentrating on its niche market of fulfillment of pre-sold time blocks for voice and data transmission. The Company recognizes that as the costs for such calling drop, the margins of resellers will continue to shrink, and the Company anticipates that many of those will be forced out of the market. In addition, newer providers relying upon the more expensive switches who have not yet recovered the costs for such equipment may experience problems, while lowered margins may become a barrier to market entry for new providers. The Company believes that its lower cost PC-based system will permit it to attract providers who, by concentrating on the niche market, will still be able to profit despite the decreasing margins.

In October, 1996 the Company closed the acquisition of Major Fleet & Leasing Corp. Major Fleet & Leasing Corp., owned by Bruce and Harold Bendell, was incorporated in 1985 and was engaged in leasing and financing motor vehicles, primarily in conjunction with the Major automobile dealerships, using established lines of credit. The Company acquired Major Fleet & Leasing Corp. in a stock-for-stock exchange, effective as of September 30, 1996, to provide a means to finance Talkie Power Web Line Machines.

In December, 1996 the Company entered into a Letter of Intent with Bruce Bendell and Harold Bendell for the acquisition of their automobile dealerships. The interests of Harold Bendell in Major Dodge, Inc. and Major Chrysler, Plymouth, Jeep, Eagle, Inc. are being purchased for $4,000,000 in cash while the interests of Bruce Bendell in those dealerships and Major Chevrolet, Inc. and Major Subaru, Inc. are being acquired for the Company's 1997-Major Automotive Group Series of Preferred Stock. In order to secure the funds for the purchase of Harold Bendell's interest the Company is going to make a private offering of Subordinated Capital Notes in the gross amount of $4,900,000. It is the Company's intent to establish a third division, the Automobile Sales Division, centered around the Major Automotive Group dealerships being acquired.

The Company desires to expand the operations of Major Fleet & Leasing Corp. while reducing the reliance on the existing bank financing and lines of credit. A subsidiary of Major Fleet & Leasing Corp., Major Acceptance Corp., is making a private offering of debentures to raise $4,500,000. Such funds will all be used by Major Fleet & Leasing Corp. for its leasing and financing operations.

During 1997 the Company intends to file a Registration Statement for a public offering. The proceeds from such offering will cover repayment of debt, development of the Plastics Division, expansion of the Telecommunications Division including development of Internet automotive marketing sites and methods to be used in conjunction with the Major Automotive Group, and expansion of the Automotive Sales Division which will be centered around the Major Automotive Group upon completion of that acquisition. Acquisition of additional automobile dealerships will be pursued.


ITEM 3.  DESCRIPTION OF PROPERTY.

Real Estate
-----------
The Company does not own any real estate or plants. All operations are conducted from locations leased from non-related third parties. The primary location is at 80-02 Kew Gardens Road where the Company leases space on two separate floors. One area, consisting of 2,800 square feet, houses the corporate offices as well as the Machines operated by the (Nissko) Joint Venture. Therefore, both CBS and Reynard Service Bureau, Inc. also utilize the premises. The rent for these premises is $5,833 per month, subject to annual increases not to exceed 5%, for an initial term of five years and the right to extend for a further five years. The other area, consisting of 4,000 square feet, houses offices for other personnel. The rent for these premises is $5,500 per month for a term of three years. Whether these premises will prove adequate for the Company's needs will depend upon its growth; the Company anticipates requiring additional space.

CBS Israel operates in 1,100 square feet, leased for a term of three years at the rate of $24,000 per year.

786710 (Ontario) Limited operates in 1,200 square feet, leased for a term of one year at the rate of $18,000 per year.

Major Fleet & Leasing Corp. operates in 2,100 square feet located at 55-11 Northern Blvd., Woodside, New York 11377, leased for a term of 3 years at the rate of $2,800 per month.

The Plastics Division does not yet have any office space; Mr. Premo operates from his home and Mr. Pinciaro operates from office space of a separate business. As the Division begins to function, it is the intent to obtain specific space for it.


Patents
-------
The Company owns the two patents covering the Armored Conduit:

  Date of Issue                               Patent Number
  -------------                               -------------
  June 8, 1993                                5,217,667
  May 17, 1994                                5,312,658

In addition, the Company owns the Patent Pending for the hydrotherapy spa products invented by Mr. Pinciaro.

In order to keep its proprietary technology secret, 786710 elected not to apply for any patents covering its software, and there are no patents; the systems remain proprietary with no public access to the technology.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

(a) The following table sets forth certain information with respect to the beneficial ownership of the Company's voting securities by each person who, to the knowledge of the Company, on February 24, 1997 was the owner of 5% or more of the outstanding shares on that date:
                                           (3) Amount
                (2) Name and address       and nature       (4) Per-
(1) Title of    of beneficial              of beneficial      Cent of
   Class        owner                      ownership          Class
   -----        -----                      ---------          -----
Common          Doron Cohen                  L&B(1)           39.8%(2)
Common          Bruce Bendell                L&B(1)           40.6%(2),(3)
Pfd(4)          Bruce Bendell                L&B(1)           50.0%(5)
Pfd(4)          Harold Bendell               L&B(1)           50.0%(5)

(1) "L" means legal ownership; "B" means beneficial ownership.

(2) Based upon 6,286,700 shares issued and outstanding as of February 24, 1997.

(3) Does not include warrants to purchase 50,000 shares, provided in Management Agreement for Major Fleet & Leasing Corp.

(4) Refers to the 1996-Major Series issued for the acquisition of Major Fleet & Leasing Corp. of which 250,000 shares are issued and outstanding which are convertible into a total of 500,000 shares of the Company's Common Stock. If Mr. Bendell converted his 125,000 shares of the 1996-Major Series, his holding of the Company's Common Stock would be increased to 2,800,000 shares and he would own 42.8% of 6,536,700 shares then issued and outstanding.

(5) Based on 250,000 shares of the 1996-Major Series issued and outstanding as of February 24, 1997.

(b) The following table sets forth certain information with respect to the beneficial ownership of the Company's voting securities by each director, each executive officer, and all directors and executive officers as a group as of February 24, 1997:
                                                 (3) Amount
                 (2) Name and address            and nature         (4) Per-
(1) Title of     of beneficial                   of beneficial        Cent of
   Class         owner                           ownership            Class
   -----         -----                           ---------            -----
Common           Bruce Bendell                     L&B(1)           40.6%(2)
Common           Doron Cohen                       L&B(1)           39.8%(2),(3)
Common           Zvi Barak                         L&B(1)            2.0%(2),(4)
Common           Richard C. Fox                     -0-                0%(2)
Common           Yossi Koren                       L&B(1)              0%(2),(5)
Common           All officers and
                 directors as a
                 group (5)                         L&B(1)           82.4%(2)

Pfd(6)           Bruce Bendell           L&B(1)                      50.0%(7)
Pfd(6)           Harold Bendell          L&B(1)                      50.0%(7)


(1) "L" means legal ownership; "B" means beneficial ownership.

(2) Based upon 6,286,700 shares issued and outstanding as of February 24, 1997.

(3) Does not include warrants to purchase 50,000 shares, provided in Management Agreement for Major Fleet & Leasing Corp.

(4) Dr. Barak denies any beneficial interest in the 125,000 shares issued to his wife, Sarah Barak, in the acquisition of 786710 (Ontario) Limited.

(5) Yossi Koren denies beneficial ownership in the shares owned by various relatives. This calculation does not include any interest in the 1,500,000 Warrants issued to Nissko Telecom, Inc. and its investors under the March, 1996 agreement between Nissko Telecom, Inc. and the Company's wholly-owned subsidiary, Computer Business Sciences, Inc.

(6) Refers to the 1996-Major Series issued for the acquisition of Major Fleet & Leasing Corp. See footnote 3 under (a) above.

(7) Based upon 250,000 shares of the 1996-Major Series issued and outstanding as of February 24, 1997.

(c) Changes in Control. There are no arrangements, known to the Company which may at a subsequent date result in a change in control of the Company. However, in December, 1996 the Company entered into a Letter of Intent with Bruce Bendell and Harold Bendell for the acquisition for stock (Bruce Bendell) and cash (Harold Bendell) of certain automobile dealerships. The Company is currently completing such transaction, subject to certain conditions, including the approval of the applicable manufacturers for such dealerships. If and when such transaction closes, Mr. Bendell will receive the 1997-Major Automotive Group Series of the Company's Preferred Stock which, when converted, will convert into at least 1,800,000 shares of Common Stock. Taken together with the shares of the Company already owned by Mr. Bendell, Mr. Bendell will then be in sole control of the Company, subject to the continuing management by Doron Cohen of the other areas of the Company's business. As of the date of this filing, the number of shares of the 1997-Major Automotive Group Series to be issued is not known, but approximately 600,000 shares, convertible into 1,800,000 shares of Common Stock is probable.

Also, in connection with the closing of the acquisition of the automobile dealerships, as part of the Management Agreement and for the purpose of securing the approval of the applicable manufacturers, the Company will issue its 1997A-Major Automotive Group Series of Preferred Stock to Bruce and Harold Bendell. Consisting of 100 shares, with no dividend rights and limited voting rights, such Series will give the Bendells the power to continue their control of the automobile dealerships following the acquisition by the Company. As noted, the Company is doing this in order to secure the required manufacturer approvals, since none of the executives of the Company, other than Bruce Bendell, have any automobile dealership experience.

In connection with the Company's acquisition of Major Fleet & Leasing Corp., the Company entered into a Management Agreement with Bruce Bendell and Harold Bendell in order to secure their continued management of the acquired motor vehicle leasing and financing operations. Under the Management Agreement, the Bendells have exclusive authority and responsibility for the management of the motor vehicle operations.

While the Bendells control the on-going operations of Major Fleet & Leasing Corp. and will continue their control of the automobile dealerships, the operations of the other areas of the Company's business will remain under the control of Doron Cohen, the Company's President.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

(a)  The Company was founded by Mr. Bruce Bendell and Mr. Doron
Cohen, who may be considered the promoters of the Company.

(b)  The directors and executive officers of the Company are:

      Name                  Age              Office
      ----                  ---              ------
Bruce Bendell               40       Chairman of the Board (director)
Doron Cohen                 39       President/CEO/Treasurer, Director
Zvi Barak, Ph.D.            44       Director
Yossi Koren                 47       Director
Richard C. Fox              62       Secretary

Mr. Bendell and Mr. Cohen have been directors since the incorporation of the Company. Mr. Bendell, Mr. Cohen and Mr. Fox have held the indicated offices since incorporation. Dr. Barak became a director following the Letter of Intent for the acquisition of 786710 (Ontario) Limited. Yossi Koren became a director following the March, 1996 agreement between the Company and Nissko Telecom, Inc. The directors hold office until the next annual meeting of shareholders of the Company or until successors are elected and qualified. Company officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

In addition to their positions with the Company, Mr. Bendell, Mr.

Cohen and Dr. Barak have positions within the Company's Divisions and subsidiaries described elsewhere in this Registration Statement.

BRUCE BENDELL, age 41, is the Chairman of the Board of the Company. Mr. Bendell attended City College of New York from 1971 to 1973 and then transferred to Queens College from which he was graduated in 1975 with a B.A. in Accounting and Economics. He then attended Baruch College for post-graduate courses. Mr. Bendell is President of the Major Automotive/Group which includes Major Chevrolet, Inc., Major Dodge, Inc., Major Chrysler Plymouth, Jeep, Eagle, Inc., Major Subaru, Inc., and Major Fleet & Leasing Corp. and has been so employed for many years. In addition to other personal companies and investments, Mr. Bendell is active in community and charitable affairs. He is a Director of the Queens Chamber of Commerce, a Director and Capital Campaign Chairman of the Long Island City YMCAs, a Director of the Long Island City Business Development Corp., a Member of the NYNEX Business Advisory Council, a Member of the Queens District Attorney's Business Advisory Council, and several industry/trade groups such as the Tristate Chrysler Plymouth Advertising Association.

DORON COHEN, age 39, is the President/CEO. Mr. Cohen was born in Israel, holds Israeli citizenship, and served as an officer in the Israel Defense Force (IDF) for seven years. He attended the Professional Officer's School in Tel Aviv from 1973 to 1977, with special training in Human Resources, and received advanced technical training. Mr. Cohen completed his service in the IDF in 1981. Mr. Cohen entered the United States in January, 1982 and has had a broad range of managerial, financial and business/ entrepreneurial experience and has been a business and financial consultant. In 1985, Mr. Cohen developed ERA Ben Franklin (real estate) into a chain of five offices equipped with the latest in computer technology. In that connection, Mr. Cohen created and implemented the integration of all available "multiple listing" services into a computer database, combined with an imaging system, data processing, and instant mortgage approvals. In 1989, Mr. Cohen purchased the Holtzman operations, founded in 1945, which he expanded to include: carpeting, tile and floor coverings, and cabinetry; a decorator showroom for the construction industry and retail trade; and a construction management company for which he implemented a computer expediting management system which allowed direct, daily on-line reporting from field operations to management. In early 1996, Mr. Cohen closed the Holtzman operations to concentrate his efforts on the Company.

DR. ZVI BARAK, age 44, is a Director and is in charge of the Company's Israel-based Research & Development facilities of the Computer Telephony and Telecommunications Division. Born in Israel, Zvi Barak is bilingual, speaking both English and Hebrew. He served in the Israel Defense Force from 1970 to 1976, completing a course in Personnel and Human Resources in 1974. In 1974 he completed a course in FORTRAN at the Weitzman Institute and then received a B.Sc. in Physics from the University of Beer Sheva in 1978 and a M.Sc. in Physics from the University of Toronto in 1979. In 1981 he received a Ph.D. in Theoretical Solid State Physics from the University of Toronto. During 1981-1982, Dr. Barak developed the first Canadian Payroll software for the PC platform, the rights to which were sold to Tandy Corporation, to which he then provided technical support, further enhancements and upgrades. In 1982, Dr. Barak joined Informatic Systems in Toronto for which he had successively more responsible positions; in 1989-1991 he served as Vice-President of Technical Operations. During that time he developed software, including the Business Control Software, as well as handling independent projects for major clients, including customizing of other software and installing Local and Wide Area Networks, including the use of Novell Netware. From 1991 to August, 1996, Dr. Barak was the President of Info Systems, and has developed the Talkie system. Dr. Barak has extensive knowledge of PC software, PC hardware, various operating systems (including, to name a few, Novell, Lantastic, UNIX, OASIS and Multi-Link) and PC integration with various telephone systems (including, to name a few, Norstar, Panasonic, Toshiba, Vodavi, Isotec, and Centrex).

YOSSI KOREN, age 47, is a Director of the Company. (He is also affiliated with Nissko Telecom, Inc. and that company's joint venture with the Company's subsidiary, CBS.) Mr. Koren founded, and has been CEO of, Nissko Jewelry Trading, a manufacturer of jewelry based in New York City, since 1983. Mr. Koren was born in Israel, attended the Military Academy of Haifa from 1966 to 1968, joined the Israeli Army as a paratrooper in February, 1968 and completed his military service in 1971. Following that, he was a sales executive for Gesttener, a large printing company, in Jerusalem. In 1977 he joined his family's diamond business and gained experience in that industry before moving to the United States in February, 1980. Initially, he joined Neli Gems, a large importer of emeralds into the United States and was with that firm until 1983 when he left to found Nissko Jewelry Trading.

RICHARD C. FOX, age 62, is the Secretary of the Company. He has been an attorney since 1961, following his graduation from the University of Chicago Law School where he was an editor of the Law Review and admitted to the Order of the Coif. He is admitted to practice in Pennsylvania and in Florida, practicing primarily in the corporate, securities, tax, and business law areas. He taught various corporate law and paralegal topics at the Harrisburg Area Community College from January, 1972 to June 1980. He also taught entrepreneurial business seminars for the College's Foundation (e.g., "How to Start Your Own Business"). He also taught corporate and securities law topics for the Pennsylvania Bar Institute at various times from the mid-1960s to 1990. His practice was based in Harrisburg, Pennsylvania until 1987, when he moved the base to Boca Raton, Florida. Mr. Fox has served as an officer and director to various companies, providing legal and financial services. In 1991 Mr. Fox co-founded Microterra, Inc. (now called "Atlantis Group, Inc.") and initially served as its Secretary/Treasurer, CFO and General Counsel. In October, 1991 he became President/CEO of Microterra, Inc. and served in that capacity until November 28, 1994, when he resigned and returned to private practice. From approximately March, 1995 to November, 1995 he served as an attorney and consultant to Microterra, Inc. ("Atlantis Group, Inc."), while providing legal and business consulting services to other clients, including the Company. Since November, 1995 he has been in private practice.


(c) Significant Employees

Moise Benedid, age 47, has been the President of 786710 (Ontario) Limited since August 1, 1996 when he replaced Dr. Barak upon his departure for Israel. (Mr. Benedid has been loaned to that subsidiary under a special contract between the Company and the Canadian corporation by which Mr. Benedid is employed. From

November, 1994 to August 1, 1996 Mr. Benedid was employed by TelePower International, Inc. as Vice President in charge of marketing and technical support. A major part of his responsibilities was the sale, in Canada, of franchises based on the Talkie system, which gave him a thorough understanding of that system and familiarity with its marketing. From 1992 to November, 1994 he was President of Powerpoint Microsystems, Inc. where he marketed computer network systems. Prior to that, from 1987 to 1992 he was President of Computer Junction, computer retail stores based in Toronto. Mr. Benedid was graduated from the Technical School ORT in Strasbourg, France in 1969 from which he received a technical electronics certificate. He then was graduated from the High Technical Engineering School in Geneva, Switzerland in 1993 as a Nuclear Engineer. Mr. Benedid is the brother of Sarah Barak, Dr.
Barak's wife.

Lewis Glogower, age 45, is the President of Reynard Service Bureau, Inc. where he has responsibility for not only the service bureau functions of that subsidiary but also has responsibility for customer service. Mr. Glogower was with MCI Telecommunications, Inc. from January, 1995 to January, 1997, when he joined the Company. Mr. Glogower was a Technical Service Consultant with MCI, providing project management and implementation. Prior to that, from February, 1992 to January, 1995, he was self-employed as a consultant in the telecommunications industry, specializing in LAN-WAN networks. For the five years prior to that he was a Field Technical Manager with Prodigy Services Company, where he engineered, implemented and maintained all remote sites in the Bell Atlantic region.

Michael S. Lukin, age 49, is the President of CBS (Israel) and also is the recruiter and manager of the agents for the International Calling Services of the Company. Prior to joining the Company in October, 1996 Mr. Lukin was a Registered Representative in the securities brokerage industry. From 1990 to January, 1996 he was with Kern Suslow Securities where he handled the sale of fixed income securities. From January, 1996 until he joined the Company, he was associated with Weiner, Abrams where he handled the sale of fixed income securities and tax-free bonds. Mr. Lukin was graduated from Brooklyn College in 1970 with a B.A. (Psychology). He became a Registered Representative in 1979 when he joined Ampal

Securities Corp. and was associated with that firm for ten years. He then joined A.T. Brod and was associated there until he joined Kern Suslow.

Shlomo Nessim, age 37, is the Technical Manager of Reynard Service Bureau, Inc., having joined the Company in August, 1996. He is responsible for installation and maintenance of all systems, liaison with the accounting and service staffs, and interfacing with the R&D [CBS (Israel)] staff and implementing their improvements and changes. Mr. Nessim was graduated from Tel Aviv University in June, 1985 with a degree in Electrical Engineering. From November, 1993 to August, 1996 Mr. Nessim was a Senior Technical Support Engineer with Dialogic Corp., where he provided technical support to customers, primarily engineers. From February, 1993 to October, 1993 he was a Technical Support Engineer for Racal Redac, a subsidiary of Racal. Prior to that, from 1991 when he came to the United States, Mr. Nessim was a free-lance consultant.

JOHN A. PINCIARO, age 47, is the President of the hydrotherapy spa fixture subsidiary presently in the process of organization and referred to in this Registration Statement as "NEWCO". From 1983 to the present, Mr. Pinciaro has been CEO of Thermo Spas, Inc. a manufacturer of spas, which both distributes the spas at wholesale and has a retail operation.

RONALD K. PREMO, age 58, is the President of Premo-Plast, Inc. which heads the Plastics and Utilities Division. His entire career has been in the plastics industry, beginning in 1955. From 1993 to the present, he has founded and managed a Manufacturer's Representative Agency for the plastics industry, R.K. Premo & Associates. Prior to that, from 1987 to 1993, he was a Manufacturer's Representative for R.W. Mitscher, Inc. for whom he successfully opened and developed a new territory including Connecticut and Rhode Island. His substantial and well-rounded experience in the industry includes extensive product development, as well as establishment of technical training programs, establishment and improvement of purchasing and distribution systems, product design and quality control, engineering, marketing, sales, purchasing and inventory control, offshore sourcing, and has covered a wide variety of plastic types, production methods, and product types. Mr. Premo was the co-founder of the Mystic, Connecticut Chapter of the American Production and Inventory Control Society and he is a 23 year veteran of the U.S. Air Force (including duty as the Purchasing Agent for Westover Air Force Base) and the U.S. Navy.

PAUL VESEL, age 36, was graduated from the University of Colorado in 1983 with a B.A. in Economics with a Major in International Affairs and from the University of South Carolina in 1986 with a Master's Degree in International Business. He has been employed by Computer Business Sciences, Inc. since November, 1996 as the Executive Vice President for Sales & Marketing and manages the distribution and marketing of telecommunication services for the operating entities under the (Nissko) Joint Venture. Prior to his employment by the Company, Mr. Vesel was employed by MTC Netsource, a telecommunications company, where he was responsible for product development, from May, 1995. From 1993 to May, 1995 he was Director of Sales & Marketing for ATC Distributing. From November, 1989 to 1993 Mr. Vesel was Managing Partner of Focus International, an international trade and marketing consultant in Barcelona, Spain. From 1990 to September, 1992, while based in Barcelona, he was also Managing Director of Alobarna, S.A. which planned and provided housing and hospitality services in connection with the 1992 Olympic Games.


ITEM 6.  EXECUTIVE COMPENSATION.

Mr. Bruce Bendell, Chairman of the Board of the Company, entered into a Consulting Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Mr. Doron Cohen, President and Treasurer of the Board of the Company, entered into an Employment Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Both Mr. Bendell and Mr. Cohen waived their compensation for 1996; there is no accrual. Neither Mr. Bendell nor Mr. Cohen has any stock options, stock appreciation rights ("SAR") or deferred compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND TRANSACTIONS.

The Company was founded by Bruce Bendell and Doron Cohen who were the initial directors and who continue as directors and officers of the Company and its subsidiaries. Upon incorporation, Mr. Bendell and Mr. Cohen each received 2,500,000 shares of Common Stock for investments of $25,000 each. These investments provided the initial capitalization of the Company. Mr. Bendell is Chairman of the Board and Mr. Cohen is President and Treasurer of the Company.

Mr. Cohen entered into an Employment Agreement with the Company, which commenced on January 1, 1996. Mr. Bendell entered into a Consulting Agreement with the Company, which also commenced January 1, 1996. Both agreements provide for annual base compensation of $150,000 per year, together with possible increases and bonuses. Both Mr. Bendell and Mr. Cohen waived their compensation for 1996.

In March, 1996 the Company's telecommunications subsidiary, Computer Business Sciences, Inc., entered into an agreement with Nissko Telecom, Inc. for the sale of at least 5, and up to 60, "Talkie" Power Web Line machines, and calling for a downpayment of $629,000 for the first 15 machines. In addition, the two companies agreed to form a joint venture for the sale/leasing/operation of the machines. Nissko Telecom, Inc. and its investors receive 55% and Computer Business Sciences, Inc receives 45% of the net revenues of such joint venture. To involve Nissko Telecom, Inc. as a strategic partner at such an early stage of the Company's development, prior to the closing of the acquisition of 786710 (Ontario) Limited, the owner of "Talkie", the Company issued to Nissko Telecom, Inc. and its investors warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $1.25 per share. Of these warrants, however, 750,000 are contingent upon completion of the purchase of the initial fifteen Machines. Following closing of the agreement, one of the Nissko investors, Yossi Koren, became a director of the Company.

On April 18, 1996 the Company closed an Agreement for the acquisition of 786710 (Ontario) Limited, a corporation organized in the Province of Ontario, which owned certain telecommunications software ("Talkie") and certain accounting software ("BCS"). To acquire 786710, the Company agreed to pay the owners, Dr. Zvi Barak and Sarah Barak, his wife, $750,000 and issued 125,000 shares of its Common Stock to Sarah Barak. In connection with the acquisition, the Company employed Dr. Barak to head its R&D facility to be established in Israel. The Company entered into an Employment Agreement with Dr. Barak, calling for a base annual salary of $150,000, and providing Dr. Barak with 125,000 shares of its Common Stock vesting over the 5 year term of the Agreement. Prior to the acquisition itself, the Company had entered into a Letter of Intent with Dr. Barak and his wife, for the acquisition, on December 15, 1995. In conjunction with that Letter of Intent, Dr. Barak became a director of the Company. Subsequent to the acquisition, Dr. Barak moved to Israel and has established the R&D facility, "CBS Israel".

The Company has loaned Mr. Cohen $140,000, which is formalized by a promissory note due on December 31, 1998. Interest is calculated at the rate of 5.77% per year.

In October, 1996, but effective as of October 1, 1996, the Company acquired Major Fleet & Leasing Corp. from Bruce Bendell and his brother, Harold Bendell, who had owned the company equally. Major Fleet & Leasing Corp., organized in 1985, is engaged in the leasing and financing of motor vehicles. The Bendells were issued 250,000 shares of Convertible Preferred Stock (the 1996-MAJOR Series), convertible into 500,000 shares of the Company's Common Stock. In addition, as a bonus for the attainment of certain goals prior to closing, the Bendells were issued 100,000 shares of Common Stock. The Company acquired Major Fleet & Leasing Corp. in order to provide leasing capability to its Telecommunications Division, but with the intent of continuing the existing motor vehicle operations. In order to assure continuity for such operations, the Company entered into a Management Agreement with the Bendells, who have exclusive authority and responsibility for the motor vehicle operations. In addition to a performance based management fee, the Bendells were issued warrants for the purchase of 100,000 shares of the Company's Common Stock at a price of $1.25 per share.

In December, 1996 the Company entered into a Letter of Intent with Bruce Bendell and his brother, Harold Bendell, for the acquisition of certain automobile dealerships (the "Major Automotive Group"). In summary, the Company agreed to purchase Harold Bendell's 50% interest in two dealerships (Major Chrysler, Plymouth, Jeep, Eagle, Inc., and Major Dodge, Inc.) for $4,000,000 and the Company agreed to acquire Bruce Bendell's 100% interest in two dealerships (Major Chevrolet, Inc. and Major Subaru, Inc.) and his 50% interest in the other two dealerships for shares of its Preferred Stock (the 1997 Major Automotive Group Series) which are convertible into at least 1,800,000 shares of the Company's Common Stock. To assure securing of the approvals of the manufacturers for the transfer of ownership, the Company has agreed to enter into a Management Agreement with Bruce Bendell and Harold Bendell continuing their management of the dealerships. To assure the manufacturers of such continuity, the Company has also agreed to issue shares of its Preferred Stock (1997A-Major Automotive Group Series) which provide the holders (the Bendells) with control of the automobile dealership operations.


ITEM 8.  DESCRIPTION OF SECURITIES.

The Company's Articles of Incorporation, as amended, provide for the issuance of 50,000,000 shares of Common Stock having a par value of $.01 per share and 2,000,000 shares of undesignated Preferred Stock having a par value of $.01 per share.

Common Stock
------------
As of February 24, 1997 there were 6,286,700 shares of the Company's issued and outstanding. Common Stock shareholders are entitled to cast one vote for each share at all shareholders' meetings for all purposes, including the election of directors. Holders share equally on a per share basis in dividends that may be declared by the Board of Directors out of funds legally available after dividend distributions to holders of Preferred Stock. Upon liquidation or dissolution, any assets remaining after payment of creditors and after distribution of accrued and unpaid dividend to holders of Preferred Stock will be available for distribution to holders of the Company's Common Stock. Shares of Common Stock are not redeemable, and have no conversion rights. The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred Shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock; no dividends on the Preferred Shares have been declared, however. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares. No holder of Common Stock has any preemptive or other right to subscribe for or purchase any part of any new or additional issue of Common Stock or securities convertible thereunto.

Preferred Stock
---------------
Of the 2,000,000 shares of undesignated Preferred Stock authorized, to date the Company has designated 250,000 shares as the 1996-Major Series. The shares of the 1996-Major Series are voting, vote with the Common Stock and not as a separate class, and each share has two votes per share reflecting the underlying conversion rate. The shares of the Series are convertible, with each share converting into two shares of Common Stock. In the event that a dividend is declared on the Common Stock, a dividend of twice the per share dividend on the Common Stock must be declared on the 1996-Major Series, again reflecting the underlying conversion rate. The shares are redeemable after December 31, 2001 at a price of $15.87 per share. The holders of the 1996-Major Series have a right of rescission (put) in the event of the happening of certain events. There is a sinking fund to support both the possible rescission and the possible redemption of the 1996-Major Series. The sinking fund is based upon the earnings of Major Fleet & Leasing Corp. from the business and assets purchased by the Company.

Dividend Policy
---------------
The Company has not operated, has had no earnings or net profits, and has not paid any cash dividends on its Common Stock or its

Preferred Stock and the Board of Directors has no present intention of declaring any cash dividends. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.



                                     PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS.

(a)  The Company's Common Stock is traded on the NASDAQ Bulletin
Board.

(b) The Company's Common Stock was listed on approximately April 2, 1996, first traded on May 2, 1996, and the opening regular quotations were on May 9, 1996 when the Common Stock was priced at $4.25 bid, $5.00 asked.

(c)  During 1996 its high and low bid and asked prices were as follows:
                        High Bid    Low Bid     High Ask    Low Ask
Second Quarter          $5.00       $4.00       $5.50       $4.75
Third Quarter           $4.75       $3.50       $5.50       $4.50
Fourth Quarter          $4.875      $3.75       $5.50       $4.50

On March 6, 1997 the closing prices of the Company's Common Stock were $5.50 bid and $6.125 asked, as quoted on the NASDAQ Bulletin Board.

To date no dividends have been declared or paid on the Common Stock. (See Part I, Item 8, "Dividend Policy")


ITEM 2.  LEGAL PROCEEDINGS.

On November 22, 1996, the Company and two subsidiaries filed an action in the New York Supreme Court in Queens County indexed at 25678-96 and captioned "Fidelity Holdings, Inc., Computer Business Sciences, Inc. and 786710 (Ontario) Limited, Plaintiffs, versus Michael Marom and M.M. Telecom, Corp.", claiming damages of $5,000,000 for breach of contract, libel, slander, disparagement, violation of copyright laws, fraud and misrepresentation. On February 4, 1997 the Defendants filed an amended Answer, and a Counterclaim seeking damages of $50,000,000 for breach of contract and violation of the Lanham Act. The Plaintiffs have filed an Answer to the Counterclaim. Discovery has not yet commenced.

On September 18, 1996, the Company's subsidiary, 786710 (Ontario) Limited, the Company as owner of 786710, and the Baraks as the original principals of 786710, were sued in the Ontario Court (General Division) by Touch Tone Connections, indexed at 96-CU-111059. Touch Tone Connections seeks damages of CN$200,000 in connection with the installation, in 1995, of certain hardware and software claimed to have been faulty and not meeting the sales representation. All of the events occurred prior to the Company's acquisition of 786710 and the Baraks indemnified the Company against any such action


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company's auditor for the fiscal year ended December 31, 1995 was Nemiroff, Cosmas & Co., CPA's. The Company's auditor for the fiscal year ended December 31, 1996 is Peter C. Cosmas Co., CPA's. The change was due solely to the opening of a separate practice by Mr. Cosmas and there have been no disagreements with respect to accounting and financial disclosure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On November 7, 1995, in connection with its formation, the Company issued 2,500,000 shares to each of its two founders, Doron Cohen and Bruce Bendell at the par value of $.01, for total consideration of $50,000. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

In February, 1996 the Company engaged in a Rule 504 offering of 20,000 Units to residents of New York, where the offering was registered. Each Unit consisted of 2 shares of Common Stock and 23 Common Stock Purchase Warrants exercisable at a purchase price of $1.95 per share. All Units were sold by the directors of the Company, and all Common Stock Purchase Warrants subsequently exercised, resulting in the total issuance of 500,000 shares of Common Stock. The issuance was exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On or about March 23, 1996, the Company entered into a certain Agreement with Nissko Telecom, Inc. for the sale of certain equipment. As an inducement to Nissko Telecom, Inc. to enter into the Agreement, the Company issued Common Stock Purchase Warrants, denominated as Class A and Class B Warrants, all exercisable at a purchase price of $1.25. None of such Warrants has yet been exercised. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On or about April 18, 1996, the Company entered into a certain Agreement to acquire 786710 (Ontario) Limited, a Canadian corporation, and to employ Dr. Zvi Barak, the then President of 786710 and the inventor of the Talkie software. In connection with the acquisition, as partial payment for the acquisition including certain accounting software, the Company issued 125,000 shares of its Common Stock to Sarah Barak, an owner of 786710. In connection with the employment of Dr. Barak, the Company issued 125,000 shares of its Common Stock to Dr. Barak. In both cases the shares are subject to certain vesting conditions. The issuances were exempt by reason of Regulation S and by reason of
Section 4(2) of the Securities Act of 1933, as amended.

On or about August 12, 1996, as an inducement to Moise Benedid's corporation to permit Mr. Benedid to become President of 786710 (Ontario) Limited upon Dr. Barak's departure for Israel to head the R&D Division, the Company agreed to issue 20,000 shares of its Common Stock, subject to certain vesting conditions, to said corporation. The shares were issued in November, 1996. The issuance was exempt by reason of Regulation S and by reason of Section 4(2) of the Securities Act of 1933, as amended.

On or about August 19, 1996, as an inducement to Shlomo Nessim to become an employee of Computer Business Sciences, Inc., a wholly-owned subsidiary of the Company, the Company agreed to issue 15,000 shares of its Common Stock, subject to certain vesting conditions, to Mr. Nessim. The shares were issued in November, 1996. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On October 10, 1996, in connection with its acquisition of Major Fleet & Leasing Corp. as of September 30, 1996, the Company issued (a) 250,000 shares of its Convertible Preferred Stock and (b) agreed to issue 100,000 shares of its Common Stock subject to Major Fleet & Leasing Corp. having met certain requirements as of September 30, 1996. The requirements were met and the Common Stock was issued in November, 1996. Contemporaneously, the Company entered into a Management Agreement with the former managers of Major Fleet & Leasing Corp. in which the Company issued Common Stock Purchase Warrants, exercisable at a purchase price of $1.25 per share, for the purchase of 100,000 shares of Common Stock; however, such Warrants were not exercisable until after January 1, 1997. The issuances were exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On or about October 15, 1996, the Company resolved its dispute with Progressive Polymerics, Inc. regarding the Armored Conduit (see "Business of the Company"). Under the Settlement Agreement, the Company converted $400,000 of its purchase price (total price: $500,000) into equity, consisting of eighty thousand Units, each Unit consisting of two (2) shares of the Company's Common Stock and two (2) Warrants, each for the purchase of an additional share at an exercise price of $3.125. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On October 31, 1996 (upon completion of performance of services) the Company issued 200,000 shares of its Common Stock as compensation under certain consulting agreements entered into in early 1996. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On November 25, 1996, as an inducement to Paul Vesel to become an employee of Computer Business Sciences, Inc., a wholly-owned subsidiary of the Company, the Company issued 30,000 shares of its Common Stock, subject to certain vesting conditions, to Mr. Vesel. In addition, Mr. Vesel's Employment Agreement contains certain stock options none of which have vested or are exercisable. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Nevada law and the Company's Articles of Incorporation and By-laws, officers and directors of the Company (and former officers and directors) are entitled to indemnification from the Company to the full extent permitted by law. The Company's Articles of Incorporation and By-laws generally provide for such indemnification for claims arising out of the acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The conditions and extent of indemnification are set forth in the Articles of Incorporation and By-laws of the Company and in the Indemnity Agreements between the Company and each officer and director. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Limitation On Liability
-----------------------
As permitted by Nevada law, the Company's Articles of Incorporation provide that a director of the Company shall not be personally liable for monetary damages for a breach of fiduciary duty as such, except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. This provision is intended to afford the Company's directors additional protection from, and limit their potential liability from, suits alleging a breach of their duty of care. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Indemnity Agreement
-------------------
In order to induce and encourage highly experienced and capable persons to serve as directors and officers, the Company has entered into an Indemnity Agreement with each director and officer presently serving the Company and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that the Company shall indemnify the director and/or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, the Company. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require the Company to pay out funds which might otherwise be utilized to further the Company's business objectives, thereby reducing the ability of the Company to carry out its projected business plans.


Director's and Officer's Liability Insurance
--------------------------------------------
At present, the Company does not have any liability insurance for the benefit of its officers and directors. It is probable that the Company does not currently meet the underwriting requirements to obtain such insurance. In any event, because of the expected cost of such insurance the Company has no present plans to obtain such insurance.

                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             FIDELITY HOLDINGS, INC.
                             -----------------------

Date:  March 7, 1997

By: /s/ Doron Cohen
   ------------------------------------
        Doron Cohen, President
              (Signature)

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Fidelity Holdings, Inc.

    We have audited the consolidated balance sheet of Fidelity Holdings, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income
(loss), retained earnings (deficit), and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not examine the financial statements of Major Fleet & Leasing Corp. and 786710 Ontario Limited, both wholly-owned subsidiaries, which statements reflect total assets of $4,299,354 as of December 31, 1996 and total revenue of $796,602. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Major Fleet & Leasing Corp. and 786710 Ontario Limited is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Holdings, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


                                                   PETER C. COSMAS CO., CPA'S


                                                   /s/ PETER C. COSMAS
                                                      -----------------------

New York, New York
February 27, 1997

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                    ASSETS
                                                                                         December 31,
                                                                                 1996                  1995
                                                                                 ----                  ----
Current Assets:
    Cash and cash equivalents                                          $         574,486     $          39,063
    Net Investment in direct financing leases, current                         1,390,598              -
    Notes receivable - officer shareholder                                       142,659              -
    Accounts receivable                                                          179,837              -
    Inventories                                                                1,494,020              -
    Other current assets                                                          45,349                10,000
                                                                         ---------------      ----------------
        Total current assets                                                   3,826,949                49,063
Net investment in direct financing leases,
   net of current portion                                                      1,059,287              -
Property and equipment                                                         1,023,523              -
Excess of costs over net assets acquired                                       2,645,269              -
Other intangible assets                                                          483,474               500,000
Other assets                                                                     278,362              -
                                                                         ---------------      ----------------
         Total assets                                                  $       9,316,864     $         549,063
                                                                         ===============      ================

                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                                  $         419,052     $        -
     Accrued expenses                                                            522,026                 5,480
     Current maturities of long-term debt                                        643,976                35,714
     Accrued income taxes                                                          4,378              -
     Deferred revenue                                                             67,409              -
     Due to affiliates                                                         1,404,079              -
                                                                         ---------------      ----------------
           Total current liabilities                                           3,060,920                41,194
Long-term debt, less current maturities                                          515,609               464,286
Income taxes                                                                     424,000              -
Other                                                                             72,122              -
                                                                         ---------------      ----------------
          Total liabilities                                                    4,072,651               505,480
Commitments
Stockholders' equity
      Preferred stock, .01 par value;
         2,000,000 shares authorized,
         250,000 shares issued and outstanding
         in 1996 and none in 1995                                                  2,500              -
      Common stock, .01 par value
          50,000,000 shares authorized,
          6,279,200 shares issued and
          outstanding in 1996 and
          5,000,000 in 1995                                                       62,792                50,000
Additional paid in capital                                                     4,509,108              -
Cumulative translation adjustment                                                    264              -
Retained earnings (deficit)                                                      669,549                (6,417)
                                                                         ---------------      ----------------
            Total stockholders' equity                                         5,244,213                43,583
                                                                         ---------------      ----------------
            Total liabilities and stockholders' equity                 $       9,316,864     $         549,063
                                                                         ===============      ================


           The accompanying notes are an integral part of these consolidated financial statements.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              Year ended                November 7, 1995
                                                             December 31,             (Inception date) to
                                                                 1996                  December 31, 1995
                                                             ------------             -------------------
Revenues:
     Computer products and
       telecommunications equipment                     $          3,175,528        $           -
     Leasing income                                                  258,947                    -
                                                          ------------------         ------------------

          Total revenues                                           3,434,475                    -
                                                          ------------------         ------------------

Operating expenses:
     Cost of products sold                                           965,792                    -
     Selling, general and
      administrative expenses
           Products                                                  935,529                       2,042
           Leasing                                                   191,372                    -
     Amortization of intangible assets                               178,104                    -
                                                          ------------------         -------------------
                                                                   2,270,797                       2,042
                                                          ------------------         -------------------

Operating income (loss)                                            1,163,678                      (2,042)

Other income (expense)
     Interest expense                                                (24,132)                     (4,375)
     Interest income                                                   9,830                   -
     Loss on joint venture                                           (32,410)                  -
                                                          ------------------         -------------------

Income (loss) before provision for income taxes                    1,116,966                      (6,417)

Provision for income taxes                                           441,000                   -
                                                          ------------------         -------------------

Net income (loss)                                       $            675,966        $             (6,417)

Earnings (loss)  per share
     Primary                                            $        0.12               $        (0.02)
     Fully diluted                                               0.12                          -

Weighted average common and common equivalent shares
outstanding:
      Primary                                               5,522,862                     5,000,000
      Fully diluted                                         5,522,862                     5,000,000

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)



                                                November 7, 1995
                          Year Ended          (inception date) to
                       December 31, 1996       December 31, 1995

Beginning Balance         $  (6,417)            $        -

Net income (loss)           675,966                 (6,417)
                          ---------              ---------

Ending balance            $ 669,549             $   (6,417)
                          =========              =========












          The accompanying notes are an integral part of these consolidated financial statements.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Year Ended             November 7, 1995
                                                                December 31,          (inception date) to
                                                                    1996               December 31, 1995
                                                                ------------          -------------------
Cash flows from operating activities:
       Net income (loss)                                    $          675,967       $       (6,417)
Adjustments to reconcile net income (loss)
          to net cash (used in) provided by
          operating activities:
       Amortization of intangible assets                               178,104                -
       Depreciation                                                    123,329                -
       Deferred income taxes                                           424,000                -
(Increase) decrease in assets:
       Net investment in direct financing leases                    (1,612,675)               -
       Notes receivable                                               (142,659)               -
       Accounts receivable                                             (20,229)               -
       Inventories                                                  (1,173,082)               -
       Other assets                                                    (31,304)              (10,000)
Increase (decrease) in liabilities:
       Accounts payable                                                108,079                -
       Accrued expenses                                                416,282                5,480
       Accrued income taxes                                              4,378                -
       Deferred revenue                                                  3,075                -
       Due to affiliates                                             1,184,177                -
                                                              ----------------         ---------------
                Net Cash provided by operating activities              137,442               (10,937)
                                                              ----------------         ---------------
Cash flows from investing activities:
       Additions to property and equipment                              77,326                -
       Acquisition of 786710 Ontario Limited,
          net of cash acquired                                         738,636                -
                                                              ----------------         ---------------
                 Net cash used in investing activities                (815,962)               -
                                                              ----------------         ---------------
Cash flows from financing activities:
       Proceeds from long-term debt                                    400,000                -
       Payments of long-term debt                                     (170,321)               -
       Proceeds from issuance of common
          stock and exercise of warrants net of expenses               984,000                50,000
                                                              ----------------         ---------------
                    Net cash provided by financing activities        1,213,679                50,000
                                                              ----------------         ---------------
Effect of exchange rates on cash                                           264                -
                                                              ----------------         ---------------

Net increase in cash and  cash equivalents                             535,423                39,063
Cash and cash equivalents, beginning of period                          39,063                -
                                                              ----------------         ---------------
Cash and cash equivalents, end of period                    $          574,486       $        39,063
                                                              ================         ===============

             Supplemental Disclosures Of Cash Flow Information:
                Cash paid during the period for:
                     Interest                               $         24,132                  -
                     Income taxes                           $         -                       -


              The accompanying notes are an integral part of these consolidated financial statements.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) Summary of Significant Accounting Policies:
a) Nature of the Business:
Fidelity Holdings, Inc. ( The Company) was incorporated under the laws of the State of Nevada on November 7, 1995. The Company is structured as a holding Company that has two divisions, a Computer Telephone and Telecommunication Division and a Plastic and Utilities Division. The plastic and utilities division is considered to be in its development stage. In addition through its October 2, 1996 acquisition of Major Fleet & Leasing Corp. The Company is in the business of leasing automobiles, trucks and telephone equipment under direct financing and operating leases.


b) Principles of Consolidation:
The accompanying consolidated financial statements include the accounts of Fidelity Holdings, Inc. and its wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

c) Earnings per Share:
Earnings (loss) per share are based on the weighted average common and common equivalent shares, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where anti-dilutive.

d) Cash Equivalents:
Cash equivalents consist of highly liquid investments, principally money market accounts, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost which approximate market value.

e) Inventories:
Inventories are stated at the lower of cost (first-in, first-out) or market. Automobiles and trucks held for sale or lease are valued at the lower of cost (specific identification) or market.

f) Property and Equipment:
Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Depreciation of leased equipment is calculated on the cost of the equipment, less an estimated residual value, on the straight-line method over the term of the lease. Maintenance and repairs are charged to operations as incurred. When property and equipment are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any is included in the results of operations.

g) Revenue Recognition:
The Company recognizes revenue from the sale of telecommunications and computer products at the date of product shipment. Any additional costs related to the product sold are provided for at the time of the sale. The Company records income from direct financing leases based on a constant periodic rate of return on the net investment in the lease. Income earned from operating lease agreements is recorded evenly over the term of the lease.

h) Foreign Currency Translation:
The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year end. Revenues and expenses are translated using exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying consolidated balance sheets. Gains and losses from foreign currency transactions are included in other income (expense) and amounted to an income of $264 for the year ended December 31, 1996.

i) Use of Estimates In Preparation of Financial Statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

j) Excess of Costs over Net Assets Acquired:
The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis over 15 years. Amortization recorded in 1996 was $137,593.

k) Business Combinations:
Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition.

2) Accounts Receivable:
The Company evaluates its accounts receivable on a customer by customer basis and has determined that no allowance for doubtful accounts is necessary at December 31, 1996.

3) Notes receivable - officer shareholder:
Note in the principal amount of $140,000 plus accrued interest of $2,659. Interest rate is 5 7/8 % per annum.

4) Net investment in Direct Financing Leases:
Components of the net investment in direct financing leases are as follows:
                                                            December 31,
                                                            ------------
                                                      1996              1995
                                                      ----              ----
    Total minimum  lease payments to be received    $2,705,711       $   -0-
      Estimated residual value of leased property      200,315           -0-
      Unearned income                                 (456,141)          -0-
                                                    ----------       -------
            Net investment                          $2,449,885       $   -0-
                                                    ----------       -------
Future minimum lease payments receivable at December 31, 1996 is as follows:

                  Year Ending
                  December 31,                Amount
                  ------------                ------
                     1997                   $1,512,465
                     1998                    1,108,499
                     1999                       77,493
                     2000                        7,254
                                            ----------
                         Total              $2,705,711
                                            ----------

  5)Inventories:

Inventories consisted of the following:
                                                       December 31,
                                                       ------------
                                                   1996             1995
                                                   ----             ----
           Telecommunication Parts            $    36,395          $ -0-
           Automobiles and trucks
           held for sale or lease               1,457,625            -0-
                                              -----------          -----
                                              $ 1,494,020          $ -0-
                                              -----------          -----
6) Property and Equipment:
Property and equipment consisted of the following:
                                                         December 31,
                                                         ------------
                                                     1996              1995
                                                     ----              ----
               Leasehold Improvements          $    22,096           $  -0-
               Furniture and fixtures               10,314              -0-
               Computer equipment and software     804,639              -0-
               Leased Equipment                    309,803              -0-
                                               -----------            -----
                                                 1,146,852              -0-
               Less accumulated depreciation
                  and amortization                 123,329              -0-
                                               -----------            -----
                                                $1,023,523           $  -0-
                                               -----------            -----

    7) Income Taxes:
The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

The provision for taxes on income is as follows:

                                   Year Ended December 31,
                                   -----------------------
                                  1996                1995
                                  ----                ----
Federal:
        Current              $   13,000              $ -0-
        Deferred                319,000                -0-

State:
        Current                   4,000                -0-
        Deferred                105,000                -0-
                             ----------              -----
Total                          $441,000               $-0-
                             ----------              -----

The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense were as follows:

                                                  Year Ended December 31,
                                                  -----------------------
                                                 1996                 1995
                                                 ----                 ----
Amount using the statutory Federal
        tax rate                              $ 380,000              $ -0-
State income tax, net of federal
           tax benefit                           69,000                -0-
Other, Net                                       (8,000)               -0-
                                              ---------              -----
Provision for taxes on income                 $ 441,000              $ -0-
                                              ---------              -----
8) Long-Term Debt:
Various lenders advance funds to the Company's leasing subsidiary in the form of notes payable to finance leased vehicles. Interest on each note is charged depending on the prime rate in effect at the time the vehicle is leased and remains constant over the term of the lease. Applicable rates at December 31, 1996 ranged between 7% and 9.5%. Equal monthly installments are paid over the term of the lease (which can range from 12 To 60 months), together with a final balloon payment, if applicable. These loans are collateralized by the vehicles.

           Maturities are as follows:
                         Year Ending December 31,
                         ------------------------
                               1996             1995
                               ----             ----
               1997          $463,976          $ -0-
               1998           230,851            -0-
               1999            70,437            -0-
               2000             6,594            -0-
                             --------          -----
                  Total      $771,858          $ -0-
                             --------          -----

In addition long-term debt includes $387,727 still due from the acquisition of 786710 Ontario Limited.


           Maturities are as follows:
                  Year Ended December 31,
                    1996            1995
                    ----            ----

    1997          $180,000      $    -0-
    1998           207,727           -0-
                  --------      --------
        Total     $387,727      $    -0-
                  --------      --------

9) Business Combinations:
Purchase transactions - During 1996 The Company acquired Major Fleet & Leasing Corp. and 786710 Ontario Limited, in transactions accounted for under the purchase method of accounting. The Company paid a total of $3,916,227 of which $3,127,250 was in stock and $788,977 was in cash and notes for the acquisitions. Of the aggregate purchase price $2,782,862 was allocated to excess of cost over net assets acquired.

10) Other intangible Assets consist of :
    Patents
The Company has purchased two patents to be used in the manufacture of armored conduit. The patents will be amortized over the remaining useful life of 14 years on the straight line basis.

The Company has an agreement with the seller of the patents to pay royalty payments. The payments will be calculated at the greater of 5% of the manufactured cost of the armored conduit or 2% of the net sales.

11) Commitments:
Compensation Agreements:
Mr. Bruce Bendell, Chairman of the Board of the Company, entered into a Consulting Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for performance-based and discretionary bonuses.

Mr. Doron Cohen, President and Treasurer of the Company, entered into an Employment Agreement effective January 1, 1996. The Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Both Mr. Bendell and Mr. Cohen waived their compensation for 1996: there is no accrual. Neither Mr. Bendell nor Mr. Cohen has any stock options, stock appreciation rights ("SAR") or deferred compensation.

Sales of Customer Installment Contracts:
The Company's leasing subsidiary has sold customer installment contracts to some financing institutions with no recourse and to others with full recourse. In the event of default on recourse loans, the Company would pay the financing institution a predetermined amount and would repossess and sell the vehicle. No accrual has been made for possible losses since, in management's opinion on an aggregate basis, the Company could sell the repossessed automobiles for amounts in excess of outstanding liabilities.

Guarantor of Third Party Obligations:
Under the terms of a cross-guarantee, cross-default, cross-collateralization agreement, the Company's leasing subsidiary is the guarantor of debt incurred by affiliated companies. In addition, the subsidiary is a guarantor on a mortgage of an entity which is wholly owned by officer-shareholders of the Company. The outstanding balance of the mortgage on December 31, 1996 is $877,212.

12) Related Party Transactions:
Approximately 55% of the Company's revenues derived from the sale of computer products and telecommunications equipment was to Nissko Telecom, a partner with the Company on a joint venture in which the Company owns 45%. The Company will receive 45% of the net revenues generated by the joint venture.

Amounts due affiliates are amounts owed by the Company's leasing subsidiary for advances made in the ordinary course of business from various entities which are wholly owned by the subsidiaries former Stockholders. The advances are in the form of non-interest-bearing obligations with no specified maturity dates. The subsidiary also, purchased a substantial portion of its leased vehicles from affiliates.

13) Warrants:
In October 1996 the Company revised the Patent Purchase Agreement. Under the amendment the purchase price was changed form $500,000 in cash to a combination of $100,000 in cash and the balance in 80,000 unregistered units of the Company's securities. Each unit consisted of 2 shares of Common Stock and 2 warrants, each warrant being for the purchase of 1 share of the Company's common stock at an exercise price of $3.125 per share exercisable for one year.

In March 1996, the Company issued to Nissko Telecom, Inc. and its investors, warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $1.25 per share.

In addition the Company issued warrants for the purchase of 100,000 shares, in connection with the Management agreement entered into when the Company acquired Major Fleet & Leasing Corp. The total number of warrants outstanding are 1,760,000 at exercise prices of $1.25 to $3.125.

14) Preferred Stock:
Of the 2,000,000 shares of undesignated Preferred Stock authorized, to date the Company has designated 250,000 shares as the 1996-Major Series. The shares of the 1996-Major Series are voting, vote with the Common Stock and not as a separate class, and each share has two votes per share reflecting the underlying conversion rate. The shares of the Series are convertible, with each share converting into two shares of Common Stock. In the event that a dividend is declared on the Common Stock, a dividend of twice the per share dividend on the Common Stock must be declared on the 1996-Major Series, again reflecting the underlying conversion rate. The shares are redeemable after December 31, 2001 at a price of $15.87 per share. The holders of the 1996-Major Series have a right of rescission (put) in the event of the happening of certain events. There is a sinking fund to support both the possible rescission and the possible redemption of the 1996-Major Series. The sinking fund is based upon the earnings of Major Fleet & Leasing Corp. from the business and assets purchased by the Company.

15) Subsequent Event:
The Company has entered into a letter of intent with Mr. Bruce Bendell, Chairman of the Board to acquire for stock and cash certain automobile dealerships subject to certain conditions.